UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13D

Under the Securities Exchange Act of 1934

(Amendment No. 5)*

Viper Energy Partners LP

(Name of Issuer)

Common Units Representing Limited Partner Interests

(Title of Class of Securities)

92763M105

(CUSIP Number)

John G. Finley

Blackstone Inc.

345 Park Avenue

New York, New York 10154

Tel: (212) 583-5000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 19, 2022

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 92763M105	13D/A	Page 2 of 18

(1)	Names of Reporting Person BX SWT ML Holdco LLC
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 11,300,000
	(8)	Shared voting power 0
	(9)	Sole dispositive power 11,300,000
	(10)	Shared dispositive power 0

(11)	Aggregate amount beneficially owned by each reporting person 11,300,000
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 15.0%
(14)	Type of reporting person (see instructions) OO

CUSIP No. 92763M105	13D/A	Page 3 of 18

(1)	Names of Reporting Person BX Guidon Topco LLC
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 11,528,846
	(8)	Shared voting power 0
	(9)	Sole dispositive power 11,528,846
	(10)	Shared dispositive power 0

(11)	Aggregate amount beneficially owned by each reporting person 11,528,846
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 15.3%
(14)	Type of reporting person (see instructions) OO

CUSIP No. 92763M105	13D/A	Page 4 of 18

(1)	Names of Reporting Person Blackstone Management Associates VI L.L.C.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0
	(8)	Shared voting power 11,528,846
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 11,528,846

(11)	Aggregate amount beneficially owned by each reporting person 11,528,846
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 15.3%
(14)	Type of reporting person (see instructions) OO

CUSIP No. 92763M105	13D/A	Page 5 of 18

(1)	Names of Reporting Person Blackstone Energy Management Associates II L.L.C.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0
	(8)	Shared voting power 11,528,846
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 11,528,846

(11)	Aggregate amount beneficially owned by each reporting person 11,528,846
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 15.3%
(14)	Type of reporting person (see instructions) OO

CUSIP No. 92763M105	13D/A	Page 6 of 18

(1)	Names of Reporting Person BMA VI L.L.C.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0
	(8)	Shared voting power 11,528,846
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 11,528,846

(11)	Aggregate amount beneficially owned by each reporting person 11,528,846
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 15.3%
(14)	Type of reporting person (see instructions) OO

CUSIP No. 92763M105	13D/A	Page 7 of 18

(1)	Names of Reporting Person Blackstone EMA II L.L.C.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0
	(8)	Shared voting power 11,528,846
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 11,528,846

(11)	Aggregate amount beneficially owned by each reporting person 11,528,846
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 15.3%
(14)	Type of reporting person (see instructions) OO

CUSIP No. 92763M105	13D/A	Page 8 of 18

(1)	Names of Reporting Person Blackstone Holdings III L.P.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Quebec, Canada

Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 11,528,846
	(8)	Shared voting power 0
	(9)	Sole dispositive power 11,528,846
	(10)	Shared dispositive power 0

(11)	Aggregate amount beneficially owned by each reporting person 11,528,846
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 15.3%
(14)	Type of reporting person (see instructions) PN

CUSIP No. 92763M105	13D/A	Page 9 of 18

(1)	Names of Reporting Person Blackstone Holdings III GP L.P.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 11,528,846
	(8)	Shared voting power 0
	(9)	Sole dispositive power 11,528,846
	(10)	Shared dispositive power 0

(11)	Aggregate amount beneficially owned by each reporting person 11,528,846
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 15.3%
(14)	Type of reporting person (see instructions) PN

CUSIP No. 92763M105	13D/A	Page 10 of 18

(1)	Names of Reporting Person Blackstone Holdings III GP Management L.L.C.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 11,528,846
	(8)	Shared voting power 0
	(9)	Sole dispositive power 11,528,846
	(10)	Shared dispositive power 0

(11)	Aggregate amount beneficially owned by each reporting person 11,528,846
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 15.3%
(14)	Type of reporting person (see instructions) OO

CUSIP No. 92763M105	13D/A	Page 11 of 18

(1)	Names of Reporting Person Blackstone Inc.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 11,528,846
	(8)	Shared voting power 0
	(9)	Sole dispositive power 11,528,846
	(10)	Shared dispositive power 0

(11)	Aggregate amount beneficially owned by each reporting person 11,528,846
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 15.3%
(14)	Type of reporting person (see instructions) CO

CUSIP No. 92763M105	13D/A	Page 12 of 18

(1)	Names of Reporting Person Blackstone Group Management L.L.C.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 11,528,846
	(8)	Shared voting power 0
	(9)	Sole dispositive power 11,528,846
	(10)	Shared dispositive power 0

(11)	Aggregate amount beneficially owned by each reporting person 11,528,846
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 15.3%
(14)	Type of reporting person (see instructions) OO

CUSIP No. 92763M105	13D/A	Page 13 of 18

(1)	Names of Reporting Person Stephen A. Schwarzman
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization United States

Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 11,528,846
	(8)	Shared voting power 0
	(9)	Sole dispositive power 11,528,846
	(10)	Shared dispositive power 0

(11)	Aggregate amount beneficially owned by each reporting person 11,528,846
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 15.3%
(14)	Type of reporting person (see instructions) IN

CUSIP No. 92763M105	13D/A	Page 14 of 18

This Amendment No. 5 (“Amendment No. 5”) amends the statement on Schedule 13D filed with the Securities Exchange Commission on October 12, 2021, as amended by Amendment No. 1 filed on October 21, 2021, Amendment No. 2 filed on January 11, 2022, Amendment No. 3 filed on March 22, 2022 and Amendment No. 4 filed on May 2, 2022 (“Amendment No. 4”) (as amended, the “Schedule 13D”), with respect to the common units representing limited partnership interests (the “Common Units”) of Viper Energy Partners LP, a Delaware limited partnership (the “Issuer”) and is being filed pursuant to Section 13(d) of the Act. The principal executive offices of the Issuer are located at 500 West Texas Avenue, Suite 1200, Midland, TX 79701. Except as specifically amended by this Amendment No. 5, the Schedule 13D remains in full force and effect. Capitalized terms used but not defined in this Amendment No. 5 shall have the same meanings ascribed to them in the Schedule 13D.

Item 2.	Identity and Background

Item 2 of the Schedule 13D is hereby amended by incorporating herein by reference the information set forth on the updated Schedule I attached hereto.

Item 5.	Interest in Securities of the Issuer

Items 5(a)-(c) of the Schedule 13D are hereby amended and restated as follows:

(a) and (b) Calculations of the percentage of Common Units beneficially owned is based on 75,208,255 Common Units outstanding as of July 29, 2022, as reported in the Issuer’s quarterly report on Form 10-Q for the quarterly period ended June 30, 2022, filed by the Issuer with the Securities and Exchange Commission on August 3, 2022.

The aggregate number and percentage of the Common Units beneficially owned by each Reporting Person and, for each Reporting Person, the number of Common Units as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition are set forth on rows 7 through 11 and row 13 of the cover pages of this Schedule 13D and are incorporated herein by reference.

As of the date hereof, BX SWT ML Holdco LLC directly holds 11,300,000 Common Units and BX Guidon Topco LLC directly holds 228,846 Common Units.

BX Guidon Topco LLC is the sole member of BX SWT Holdco LLC. The controlling membership interests of BX Guidon Topco LLC are held by Blackstone Management Associates VI L.L.C. and Blackstone Energy Management Associates II L.L.C. BMA VI L.L.C. is the sole member of Blackstone Management Associates VI L.L.C. Blackstone EMA II L.L.C. is the sole member of Blackstone Energy Management Associates II L.L.C. Blackstone Holdings III L.P. is the managing member of each of BMA VI L.L.C. and Blackstone EMA II L.L.C. Blackstone Holdings III GP L.P. is the general partner of Blackstone Holdings III L.P. Blackstone Holdings III GP Management L.L.C. is the general partner of Blackstone Holdings III GP L.P. Blackstone Inc. is the sole member of Blackstone Holdings III GP Management L.L.C. The sole holder of the Series II preferred stock of Blackstone Inc. is Blackstone Group Management L.L.C. Blackstone Group Management L.L.C. is wholly-owned by Blackstone’s senior managing directors and controlled by its founder, Stephen A. Schwarzman.

Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that any Reporting Person is the beneficial owner of the Common Units referred to herein for purposes of Section 13(d) of the Act, or for any other purpose and each of the Reporting Persons expressly disclaims beneficial ownership of such Common Units.

(c) From August 23, 2022 to October 21, 2022, Common Units held by the Reporting Persons were sold in multiple open market sale transactions as described below.

Seller	Date	Number of Common Units	Price per Common Unit
BX Guidon Topco LLC	08/23/2022	36,321	$32.8405(1)(13)
BX Guidon Topco LLC	08/23/2022	5,179	$33.6572(2)(13)
BX Guidon Topco LLC	08/24/2022	28,993	$32.6291(3)(13)
BX Guidon Topco LLC	08/25/2022	7,200	$32.6835(4)(13)
BX Guidon Topco LLC	10/10/2022	4,744	$32.5325(5)(13)
BX Guidon Topco LLC	10/11/2022	31,500	$32.5709(6)(13)
BX Guidon Topco LLC	10/12/2022	4,410	$32.5354(7)(13)
BX Guidon Topco LLC	10/13/2022	122,500	$32.7665(8)(13)
BX Guidon Topco LLC	10/18/2022	4,200	$32.6217(9)(13)
BX Guidon Topco LLC	10/19/2022	315,000	$32.7423(10)(13)
BX Guidon Topco LLC	10/20/2022	104,600	$32.6484(11)(13)
BX Guidon Topco LLC	10/21/2022	47,000	$33.0012(12)(13)

CUSIP No. 92763M105	13D/A	Page 15 of 18

(1)	Reflects the weighted average sales price. These Common Units were sold in multiple transactions ranging from $32.50 to $33.47, inclusive.
(2)	Reflects the weighted average sales price. These Common Units were sold in multiple transactions ranging from $33.50 to $33.75, inclusive.
(3)	Reflects the weighted average sales price. These Common Units were sold in multiple transactions ranging from $32.50 to $32.925, inclusive.
(4)	Reflects the weighted average sales price. These Common Units were sold in multiple transactions ranging from $32.50 to $32.805, inclusive.
(5)	Reflects the weighted average sales price. These Common Units were sold in multiple transactions ranging from $32.50 to $32.56, inclusive.
(6)	Reflects the weighted average sales price. These Common Units were sold in multiple transactions ranging from $32.50 to $32.62, inclusive.
(7)	Reflects the weighted average sales price. These Common Units were sold in multiple transactions ranging from $32.52 to $32.56, inclusive.
(8)	Reflects the weighted average sales price. These Common Units were sold in multiple transactions ranging from $32.50 to $33.265, inclusive.
(9)	Reflects the weighted average sales price. These Common Units were sold in multiple transactions ranging from $32.55 to $32.765, inclusive.
(10)	Reflects the weighted average sales price. These Common Units were sold in multiple transactions ranging from $32.50 to $33.08, inclusive.
(11)	Reflects the weighted average sales price. These Common Units were sold in multiple transactions ranging from $32.50 to $33.39, inclusive.
(12)	Reflects the weighted average sales price. These Common Units were sold in multiple transactions ranging from $32.50 to $33.25, inclusive.
(13)	The Reporting Persons hereby undertake to provide, upon request by the Securities and Exchange Commission staff, full information regarding the number of Common Units sold at each separate price.

Except as set forth in this Amendment No. 5, none of the Reporting Persons has effected any transaction in Common Units in the past 60 days.

CUSIP No. 92763M105	13D/A	Page 16 of 18

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in the statement is true, complete and correct.

Date: October 21, 2022

BX SWT ML Holdco LLC

By:	/s/ Gregory Perez
Name: Gregory Perez
Title: Vice President and Treasurer

BX Guidon Topco LLC

By:	/s/ Erik Belz
Name: Erik Belz
Title: Vice President and Secretary

Blackstone Management Associates VI L.L.C.
By:	BMA VI L.L.C., its sole member

By:	/s/ Tabea Hsi
Name: Tabea Hsi
Title: Authorized Signatory

Blackstone Energy Management Associates II L.L.C.
By:	Blackstone EMA II L.L.C., its sole member

By:	/s/ Tabea Hsi
Name: Tabea Hsi
Title: Authorized Signatory

BMA VI L.L.C.

By:	/s/ Tabea Hsi
Name: Tabea Hsi
Title: Authorized Signatory

Blackstone EMA II L.L.C.

By:	/s/ Tabea Hsi
Name: Tabea Hsi
Title: Authorized Signatory

Blackstone Holdings III L.P.
By:	Blackstone Holdings III GP L.P., its general partner
By:	Blackstone Holdings III GP Management L.L.C., its general partner

By:	/s/ Tabea Hsi
Name: Tabea Hsi
Title: Senior Managing Director

CUSIP No. 92763M105	13D/A	Page 17 of 18

Blackstone Holdings III GP L.P.
By:	Blackstone Holdings III GP Management L.L.C., its general partner

By:	/s/ Tabea Hsi
Name: Tabea Hsi
Title: Senior Managing Director

Blackstone Holdings III GP Management L.L.C.

By:	/s/ Tabea Hsi
Name: Tabea Hsi
Title: Senior Managing Director

Blackstone Inc.

By:	/s/ Tabea Hsi
Name: Tabea Hsi
Title: Senior Managing Director

Blackstone Group Management L.L.C.

By:	/s/ Tabea Hsi
Name: Tabea Hsi
Title: Senior Managing Director

Stephen A. Schwarzman

/s/ Stephen A. Schwarzman

SCHEDULE I

Executive Officers and Directors of Blackstone Inc.

The name and principal occupation of each director and executive officer of Blackstone Inc. are set forth below. The address for each person listed below is c/o Blackstone Inc., 345 Park Avenue, New York, New York 10154. All executive officers and directors listed are United States citizens other than The Honourable Brian Mulroney, who is a citizen of Canada, and Sir John Antony Hood, who is a citizen of New Zealand.

OFFICERS:

Name	Present Principal Occupation or Employment
Stephen A. Schwarzman	Founder, Chairman and Chief Executive Officer of Blackstone Inc.

Jonathan D. Gray	President, Chief Operating Officer of Blackstone Inc.

Michael S. Chae	Chief Financial Officer of Blackstone Inc.

John G. Finley	Chief Legal Officer of Blackstone Inc.

DIRECTORS:

Name	Present Principal Occupation or Employment
Stephen A. Schwarzman	Founder, Chairman and Chief Executive Officer of Blackstone Inc.

Jonathan D. Gray	President, Chief Operating Officer of Blackstone Inc.

Kelly A. Ayotte	Former United States Senator from New Hampshire

Joseph P. Baratta	Global Head of Private Equity at Blackstone Inc.

James W. Breyer	Founder and Chief Executive Officer of Breyer Capital

Reginald J. Brown	Partner for the law firm, Kirkland & Ellis

Sir John Antony Hood	Former President and Chief Executive Officer of the Robertson Foundation and Former Chair of the Rhodes Trust

Rochelle B. Lazarus	Chairman Emeritus & Former Chief Executive Officer, Ogilvy & Mather Worldwide

The Right Honourable Brian Mulroney	Senior Partner for the Montreal law firm, Norton Rose Fulbright Canada LLP

William G. Parrett	Retired CEO of Deloitte Touche Tohmatsu and retired Senior Partner of Deloitte (USA)

Ruth Porat	Chief Financial Officer of Alphabet Inc. and Google Inc.